[Reference Translation]
March 23, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on Media Reports about Toyota’s Personnel Affairs

TOYOTA MOTOR CORPORATION (“Toyota”) commented on certain media reports appearing from March 20, 2010, about changes in Toyota’s executive personnel. These media reports are not based on any official announcements made by Toyota.